Mail Stop 6010
Via Facsimile and U.S. Mail

September 29, 2006

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
           Form 10-K for fiscal year ended December 31, 2005
           Form 8-K as filed on June 26, 2006
         File No. 001-11339

Dear Mr. Johns:

      We have reviewed your August 17, 2006 response to our August 3, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Life Marketing

1. Your response to prior comment two does not appear to adequately explain your accounting policy for reinsurance allowances. Please provide us more information as to how you account for reinsurance activities, particularly how you determine the "ultimate allowance" and the deferral, and how your recognition of reinsurance allowances reflects "assumptions consistent with those used to account for the underlying contracts." Refer us to the authoritative literature used to determine your accounting for reinsurance allowances.

Liquidity and Capital Resources

Contractual Obligations

2. Please refer to your response to prior comment three. We believe that the contractual obligations table should include interest payment obligations on debt as well as on policyholder obligations. Please provide us a revised table that includes interest obligations. In addition, tell us where in the contractual obligations table you include "annuity account balances" as shown in your balance sheet.

Form 8-K as filed on June 26, 2006

Exhibit 99.2 Unaudited Pro Forma Financial Information

Note 3. Pro Forma Adjustments, page 6

3. You appear to indicate in your response to prior comment seven that VOBA was reduced for the ceding commissions expected to be received from Wilton Re but not those expected to be received from AFLIAC because the Wilton Re arrangement involved risk transfer while the AFLIAC arrangement did not. Also, you appear to have relied upon SOP 98-7 guidance in determining the accounting treatment for ceding commissions received from AFLIAC. Please provide us your accounting analysis with reference to the authoritative literature that supports your accounting for these reinsurance transactions including your treatment of ceding commissions and why you believe that risk transfer occurred in one transaction but not the other.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant